ARISTA NETWORKS, INC.

5453 Great America Parkway

Santa Clara, California 95054

November 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Inessa Kessman and Robert Littlepage

Re:	Arista Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 13, 2024
File No. 001-36468

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) to Arista Networks, Inc. (the “Company”) received by letter dated October 16, 2024 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the annual period ended December 31, 2023 filed on February 13, 2024 (the “2023 Annual Report”). For your convenience, we have repeated the comments contained in the Comment Letter before the Company’s response. Page references herein correspond to the page of the 2023 Annual Report. References to “we,” or “our” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.

We note your response to prior comment 4. It appears that you manage your business by three primary types of customers: Cloud and AI Titans, Enterprise and Providers. This is evident since you track revenue for these sectors and discuss the sectors in your earnings calls. In future filings please disclose revenue by these categories in your MD&A. Provide us with your proposed future disclosure. We refer to guidance in Item 303 of Regulation S-K which states the objective of the MD&A is to allow investors to view registrants from management’s perspective. Also, tell us if revenue or statistical information is provided to the CODM by any other categories such as: Core Data Center/Cloud/AI Switching Products, Adjacent Campus and Routing Products, and Network Software and Services.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will begin disclosing the approximate percentages of sector revenue on an annual basis in Management’s Discussion & Analysis beginning with its Form 10-K for the fiscal year ending December 31, 2024. The Company will revise its disclosure to include the following language:

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2024

“The Company currently sells its products and services to three primary types of customers, Cloud and AI Titans, Enterprise and Providers. The percentage of revenue derived from these customers during the current fiscal year was approximately [ ]% from Cloud and AI Titans, [ ]% from Enterprise and [ ]% from Providers.”

While the Company believes that this annual disclosure provides useful directional information about the trending nature of our customer base, the Company respectfully advises the Staff that it does not believe that disclosing estimated sector revenue on a quarterly basis would be meaningful to investors. Management’s categorization of customers often involves subjective determinations depending upon the nature of the customer’s business model, the size and scope of customer deployments or whether customers deploy their products among differing categories of projects. For instance, an Enterprise or Provider customer may have a substantial project that is for a specific AI use case for which the revenue would appropriately be allocated to the Cloud and AI Titan sector, while the Company will also generate revenue from those same customers for non-AI projects that would be appropriately included in their existing sectors. Further, management’s selection of the customer categories and the allocation of the individual customers to these categories has changed from time to time and will continue to change based on management’s discretion, the evolution of our customers’ businesses and the addition of new customers. Consequently, we believe that the subjective nature of these categories and the potential changes that can occur throughout the year do not allow for a consistent quarter to quarter quantitative allocation of the underlying customers and revenues to these categories.

As stated in the Company’s previous response letter, the Company does provide its CODM with revenue data for customer categories on a quarterly basis for her review, but no other discrete financial information (including operating expenses) is provided. While the information provides underlying historical data to illuminate potential influences on our revenue, the fluctuation and unpredictability of the percentage mix of the categories makes it less reliable as a means to manage the business. Consequently, the CODM does not use this data to manage the business. Rather, the CODM makes resource allocation and other business decisions based on its customers as a whole, with the delivery of similar products, services and a software operating system that spans our customer base. Our CODM evaluates the Company’s business using company-wide financial and other information such as quarterly and year-to-date consolidated results, with a primary focus on revenue, non-GAAP gross margin, non-GAAP operating margin and non-GAAP net income.

In addition, the Company respectfully advises the Staff that the Company does provide its CODM with revenue data for product sectors, which includes Core (Data Center and Cloud Networks), Cognitive Adjacencies (Campus and Routing), and Cognitive Network (Software and Services). The CODM does review this information to understand the relative mix of revenue for these categories. However, the CODM does not use this data to evaluate financial performance or make resource allocation decisions.

The Company continually evaluates its quantitative and qualitative disclosures to ensure that it is providing meaningful discussion and analysis of its financial statements and other statistical data that it believes will allow investors to view the Company from management’s perspective and comply with the requirements of Item 303 of Regulation S-K.

*****

Securities and Exchange Commission

Division of Corporation Finance

November 7, 2024

Please direct your questions or comments regarding the Company’s responses to me at (408) 547-5588, or Mark Baudler of Wilson Sonsini Goodrich & Rosati Professional Corporation, outside counsel to the Company at (650) 493-9300. Thank you for your assistance.

Sincerely,

/s/ Chantelle Breithaupt
Chantelle Breithaupt
Chief Financial Officer

cc:	Jayshree V. Ullal, Chief Executive Officer, Chairperson and President, Arista Networks, Inc.

Marc Taxay, Senior Vice President, General Counsel, Arista Networks, Inc.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Wendy Craig, Ernst & Young LLP